AB 9/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

[redacted]

09042320

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42293

SEC Mail Processing Section

AUG 28 2009

Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALAMO CAPITAL

OFFICIAL USE ONLY
26193
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 N. CIVIC DRIVE
(No. and Street)

WALNUT CREEK (City) CA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NANCY MULLALLY (925) 472-5740

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY ROAD, #460 (Address) WALNUT CREEK (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 9/17

OATH OR AFFIRMATION

I, NANCY MULLALLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALAMO CAPITAL, as of JUNE 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CFO

Title

SARA HARVEY
Commission # 1677892
Notary Public - California
Contra Costa County
My Comm. Expires Jun 25, 2010

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 27th day of August, 2009
at Walnut Creek, California.

Nancy A Mullally

Nancy A. Mullally
Chief Executive Officer
Alamo Capital

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 10
Supplementary Data	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 at June 30, 2009	11
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17A-5	12 - 14

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Alamo Capital
Walnut Creek, California

We have audited the accompanying statements of financial condition of Alamo Capital as of June 30, 2009 and 2008 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2009 and 2008 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 25, 2009

ALAMO CAPITAL
Statements of Financial Condition
June 30, 2009 and 2008

ASSETS

	2009	2008
ASSETS:		
Cash (including petty cash of $2,545)	$ 36,182	$ 7,900
Accounts receivable		
Cash held by clearing broker-dealer	1,472,774	711,549
Broker - dealer balances receivable	74,832	72,125
Other accounts receivable	29,937	3,500
Total accounts receivable	1,577,543	787,174
Firm trading securities (all debt securities), at fair value	12,745,536	9,230,056
Accrued interest on firm trading securities	191,429	71,936
Firm securities investments, at cost	142,759	-
Deposits and prepaid expenses	20,990	30,394
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $24,376 and $11,599, respectively	100,622	45,801
TOTAL ASSETS	$ 14,815,061	$ 10,173,261

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
LIABILITIES:		
Accounts payable and accrued expenses	$ 227,102	$ 78,807
Accrued income tax liability	191,719	12,141
Deferred income tax liability	46,879	7,852
Due to clearing broker - dealer - firm trading	12,604,496	9,290,167
- securities sold short	141,040	-
- trading account	96,390	-
Liabilities subordinated to claims of general creditors	445,000	470,000
Total liabilities	13,752,626	9,858,967
STOCKHOLDERS' EQUITY:		
Common stock of no par value, authorized 1,000,000 shares, issued 466,667 at June 30, 2009 and 2008	70,000	70,000
Preferred stock, various series, cumulative non-voting	343,500	161,500
Additional paid-in capital	55,000	55,000
Retained earnings	593,935	27,794
Total stockholders' equity	1,062,435	314,294
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,815,061	$ 10,173,261

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Operations
For the Years Ended June 30, 2009 and 2008

	2009	2008
REVENUES:		
Trading revenue	$5,170,103	$2,249,758
Commissions	683,118	536,323
Other	686,886	581,690
Total revenues	6,540,107	3,367,771
EXPENSES:		
Human resource expenses -		
Compensation	2,976,846	1,266,662
Contract labor	128,268	123,056
Payroll taxes	169,357	79,070
Benefits and other	175,248	127,524
	3,449,719	1,596,312
Occupancy expenses -		
Rent	121,590	162,039
Telephone	24,039	15,384
Office and other	99,393	52,596
	245,022	230,019
Systems and equipment expenses -		
Equipment rental and information systems	578,350	401,338
Depreciation and amortization	12,777	4,896
Other	4,578	826
	595,705	407,060
Marketing and sales expenses -		
Advertising and promotion	424,170	95,955
Other	215,250	49,565
	639,420	145,520
Other expenses -		
Interest	251,932	370,443
Clearing charges	356,769	243,103
Other	133,684	181,223
	742,385	794,769
Total expenses	5,672,251	3,173,680
INCOME BEFORE INCOME TAXES	867,856	194,091
INCOME TAXES:		
California income tax, including deferred	61,008	16,106
Federal income tax, including deferred	228,751	14,807
Total income tax expense	289,759	30,913
NET INCOME	$ 578,097	$ 163,178

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2009 and 2008

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	# Shares	Amount	# Shares	Amount			
Balances at June 30, 2007	466,667	$ 70,000	1,750	$ 175,000	$ 55,000	$ (122,491)	$ 177,509
Net income for the year	-	-	-	-	-	163,178	163,178
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(12,893)	(12,893)
Retired preferred stock	-	-	(135)	(13,500)	-	-	(13,500)
Balances at June 30, 2008	466,667	70,000	1,615	161,500	55,000	27,794	314,294
Net income for the year	-	-	-	-	-	578,097	578,097
Retired preferred stock	-	-	(180)	(18,000)	-	-	(18,000)
Issuance of preferred stock	-	-	200	200,000	-	-	200,000
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(11,956)	(11,956)
Balances at June 30, 2009	466,667	$ 70,000	1,635	$ 343,500	$ 55,000	$ 593,935	$ 1,062,435

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Years Ended June 30, 2009 and 2008

Balance at June 30, 2007	$ 500,000
Reduction in subordinated capital, net	(30,000)
Balance at June 30, 2008	470,000
Reduction in subordinated capital, net	(25,000)
Balance at June 30, 2009	$ 445,000

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Cash Flows
For the Years Ended June 30, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 578,097	$ 163,178
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	12,777	4,896
(Increase) decrease in operating accounts:		
Accounts receivable	(790,369)	(112,729)
Firm trading securities	(3,515,480)	(642,431)
Accrued interest on firm trading securities	(119,493)	-
Deposits and prepaid expenses	9,404	(19,944)
Accounts payable and accrued expenses	244,685	65,690
Amount due to clearing broker	3,455,369	702,542
Income tax liability	179,578	-
Deferred income tax liability	39,027	7,852
Net cash provided by operating activities	93,595	169,054
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(67,598)	(50,697)
Purchases of firm investment securities	(142,759)	-
Net cash used in investing activities	(210,357)	(50,697)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Note Payable	-	(67,285)
Decrease in subordinated capital	(25,000)	(30,000)
Increase (decrease) in preferred stock	182,000	(13,500)
Dividends paid on preferred stock	(11,956)	(12,893)
Net cash provided by (used in) in financing activities	145,044	(123,678)
NET INCREASE (DECREASE) IN CASH	28,282	(5,321)
CASH, BEGINNING OF YEAR	7,900	13,221
CASH, END OF YEAR	$ 36,182	$ 7,900
Supplementary cash flow information		
Income tax paid	$ 101,082	$ 10,800
Interest paid	$ 251,932	$ 370,443

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company
Alamo Capital (the "Company") was incorporated August 28, 1987 and began business as a broker-dealer on June 7, 1990. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 and transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions there from. In addition, commissions are earned on sales of mutual funds and other interests. The Company also trades in bonds realizing gains or losses on the difference between the cost and the ultimate sales price of the bonds.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided over the estimated useful lives of the assets.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. All of the securities held at June 30, 2009 and 2008 were valued at fair value.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INCOME TAXES

The following is a summary of income taxes for the years ended June 30, 2009 and 2008:

	Year Ended June 30, 2009		Year Ended June 30, 2008	
	State	Federal	State	Federal
Net income before taxes	$ 867,856	$ 867,856	$ 194,091	$ 194,091
Net municipal bond interest income	(183,792)	(183,792)	-	-
Non-deductible expenses	26,466	26,466	3,223	3,223
Excess dépréciation déduction over book	(20,356)	(54,821)	(20,104)	(45,801)
Deductible California Franchise tax paid	-	(92,486)	-	(10,800)
Allocated to Washington and Nevada	(20,412)	-	(8,060)	-
Subtotal	669,762	563,223	169,150	140,713
Net operating loss carry forward	-	-	(7,056)	(87,553)
Taxable income	$ 669,762	$ 563,223	$ 162,094	$ 53,160
Income tax provision	$ 59,207	$ 191,719	$ 14,329	$ 8,290
Deferred tax provision	1,801	37,032	1,777	6,517
Total income tax expense	$ 61,008	$ 228,751	$ 16,106	$ 14,807

At June 30, 2008, the Company had $87,553 federal and $7,056 California, respectively, of net operating losses to carry forward to future periods for Federal income tax purposes, all of which were used in the year ended June 30, 2008.

The excess depreciation deductions over recorded depreciation, give rise to a deferred tax liability totaling $7,852 at June 30, 2008 and $46,879 at June 30, 2009. The deferred tax liability results in increasing the tax expense provisions at June 30, 2008 to $16,106 and $14,807 for California and Federal income taxes, respectively.

Municipal bond interest income is reflected net of amounts paid. In prior years, the amounts were offsetting.

3. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.32 to 1 at June 30, 2008 and 0.62 to 1 at June 30, 2009. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

At June 30, 2009, the Company had net capital as defined of $753,908 ($491,345 at June 30, 2008) which is compared to the minimum requirement of $100,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum requirement ($120,000 at June 30, 2009 and 2008).

4. EXEMPTION FROM RULE 15C3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. LEASES

The Company leased and occupied new premises as of July 2008. The term of the lease expires June 30, 2014 and requires base monthly rents, which have scheduled rent increases. Rent expense in the fiscal years ended June 30, 2008 and 2009 was $162,039 and $121,590, respectively, reflecting a short-term reduction in rents. These costs included certain variable costs which are added to the base rent as provided. The following base rents are due under the new lease:

Year Ended June 30:	Annual Rents
2010	$167,004
2011	172,020
2012	177,180
2013	182,496
2014	187,968

The Company also rents equipment on a month-to-month basis at various amounts from a party related to the principal stockholder. Rents paid to this party were $84,503 and $54,000 for the years ended June 30, 2008 and 2009, respectively.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2009 and 2008, respectively:

Maturity Date	Interest Rate	2009	2008	Due to
January 31, 2012	11.00%	$ 75,000	$ -	Stockholder
January 31, 2009	11.00%	-	100,000	Stockholder
August 1, 2011	8.00%	70,000	70,000	Stockholder
June 16, 2012	Prime +2.25%	300,000	300,000	Unrelated party
		$445,000	$ 470,000	

Prior written approval by the Financial Industry Regulatory Authority (FINRA). is required before any repayment of a subordinated debt. Such approval is contingent on the Company meeting the net capital requirements. (See Note 3).

7. INVESTMENTS

Firm trading securities are held for the market and are generally traded within a month of purchase. At June 30, 2009 and 2008, securities held were $12,745,536 and $9,230,056, respectively. These securities are as follows:

	June 30, 2009	June 30, 2008
U.S. Treasury Bills and Bonds	$ 2,999,790	$ 5,502,109
Municipal Bonds	9,491,254	3,727,947
Other Securities	254,492	-
	$ 12,745,536	$ 9,230,056

In addition, at June 30, 2009, the Company had sold "short" certain municipal securities totaling $141,040.

At June 30, 2009, the Company had invested in certain bonds which have been reflected at cost of $142,759 in the accompanying financial statements. The following reflects the status of such investments at June 30, 2009:

Par value	$570,000
Estimated value	221,000
Cost basis	142,759

ALAMO CAPITAL
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2009

Stockholders' equity		$ 1,062,435	
Liabilities subordinated to claims of general creditors		445,000	
		1,507,435	
Non-allowable assets and charges against net capital			
Petty cash		2,545	
Prepaid expenses and deposits		20,990	
Other accounts receivable		29,937	
Haircut on firm trading inventory and undue concentrations		599,433	
Furniture and equipment		100,622	
		753,527	
Net capital, as defined		753,908	(A)
Minimum requirement of net capital ($100,000 or 1/15 of aggregate indebtedness of $465,700)		100,000	
Excess of net capital over requirement		$ 653,908	
Aggregate indebtedness			
Total liabilities	$ 13,752,626		
Less: subordinated capital	(445,000)		
Due to clearing broker-secured by firm trading securities	(12,841,926)		
		$ 465,700	(B)
Ratio of aggregate indebtedness to net capital (B/A)		0.62 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts:

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$ 719,676	$ 543,279	0.75 to 1
Reduction in accrued liabilities	43,027	(43,027)	
Reduction in accrued income tax liability	83,418	(83,418)	
Increase in deferred income tax liability	(39,027)	39,027	
Increase in accrued commissions	(9,839)	9,839	
Adjust cash in bank	6,590	-	
Reduction in trade receivables	(49,938)	-	
Rounding	1	-	
Audited amounts (above)	$ 753,908	$ 465,700	0.62 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Alamo Capital
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Alamo Capital, for the year ended June 30, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those

practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory bodies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 25, 2009

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

JUNE 30, 2009 AND 2008

(WITH AUDITORS' REPORT THEREON)

Cropper Accountancy Corporation

Certified Public Accountants